EXHIBIT 99.1

Joint Crucell and Harvard Medical School Study Demonstrates the Potential of New Vaccine Delivery System for Diseases like HIV/AIDS

LEIDEN, NEW YORK, Sept. 21, 2003 (PRIMEZONE) -- Dutch biotechnology company, Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and Harvard Medical School presented results of a joint study of a novel HIV vaccine vector at the AIDS Vaccines 2003 Conference, which was held in New York from September 18th to 21st, 2003. The study is part of a close collaboration between Crucell and Harvard Medical School to develop second-generation vaccines based on AdVac(tm), Crucell's unique adenovirus-based vector -- cell production technology.

During Saturday's session, Dr. Dan Barouch of Harvard Medical School presented results on the potency of adenovirus serotype 35 when combined with Simian Immunodeficiency Virus-derived antigen (SIV), a virus found in animals such as monkeys that causes symptoms closely related to AIDS. The results showed that recombinant adenovirus 35 (rAd35) is extremely effective in boosting immune responses after initial exposure to DNA or rAd5, the most commonly used adenovirus vector. The immune-boosting capacity was shown to be particularly striking in hosts with a high pre-existing immunity against the rAd5 vector. Pre-existing immunity is a characteristic that is known to lower immune responses and complicate vaccine re-administration.

"Our studies compared the abilities of rAd35 and rAd5 to generate immune responses in a small animal studies. Such comparative immunogenicity studies are essential in the development of a new candidate HIV vaccine," said Dr. Dan Barouch.

Dr. Jaap Goudsmit, CSO of Crucell, commented, "These data are a strong indication that rare adenovirus serotypes such as adenovirus 35 can be widely applied as vaccine and gene therapy vectors and may contribute significantly to fight diseases such as AIDS and malaria."

AdVac(tm) was developed by Crucell and is considered to play an important role in the fight against emerging and re-emerging infections, and in biodefense, against viruses such as Ebola, Marburg and Lassa. AdVac(tm) is based on Crucell's PER.C6(tm) production technology. AdVac(tm) is specifically designed to deal with the problem of pre-existing immunity in humans against the rAd5 vaccine vector, without compromising large-scale production capabilities or the immunogenic properties of rAd5.

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(tm) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor -- J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the U.S. National Institutes of Health (NIH) for the development of an Ebola vaccine, and also is developing human and veterinary West Nile vaccines based on PER.C6(tm). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

CONTACT:  Crucell N.V.
          Louise Dolfing
          Communications Manager
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com